PRACTUS
JOHN H. LIVELY, Managing Partner
john.lively@practus.com
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211
(913) 660-0778

October 22, 2025

Mr. Raymond Be

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PFS Funds (File Nos. 333-94671 and 811-09781)
-	Potomac Managed Volatility Fund
-	Potomac Tactical Rotation Fund
-	Potomac Tactical Opportunities Fund
-	Potomac Defensive Bull Fund (collectively, the “Potomac Funds”)

Dear Mr. Be:

This letter provides the responses of PFS Funds (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP. The comments related to Post-Effective Amendment (“PEA”) No. 263 to the registration statement of the Trust, which was filed on August 13, 2025, under Rule 485(a) of the Securities Act of 1933. The PEA was filed primarily to add certain new investment strategies and related risks for the Potomac Funds (the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

•         Please file this comment response letter on EDGAR so the Staff has at least five business days to review.

•         Please also send via email redlined or marked pages of revised disclosure.

•         Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.

Response: The Trust acknowledges the points made above in the “General Comments.”

1.	Comment: Under the section titled “The Principal Investment Strategy of the Fund,” the revised disclosure states there are “other exchange traded products” in which the Fund(s) may invest. Please describe or clarify those “other ETF products.”

Mr. Raymond Be
U.S. Securities and Exchange Commission
October 22, 2025

Response: The Trust has clarified that “other exchange traded products” are “(“ETPs”) that hold Bitcoin and Bitcoin futures”.

2.

Comment: Under the section titled “The Principal Investment Strategy of the Fund,” the disclosure states that the underlying funds may invest in “cryptocurrencies.” Supplementally, please advise the Staff of the extent (e.g., __%) to which the Funds intend to gain exposure to cryptocurrencies. Also please advise and describe whether the Funds intend to focus on any particular types of cryptocurrencies and then consider whether additional disclosure is warranted to reflect the risks of the particular types of cryptocurrencies.

Response: Each applicable Fund will limit its “cryptocurrencies” exposure to no more than 15% of its net assets. At this time, the Funds only intend to invest in exchange traded products and exchange-traded funds that provide exposure to Bitcoin. We have enhanced the disclosure to reflect for foregoing.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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